UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat S.p.A. Board of Directors Meeting: 2004 Annual Report and calling of Stockholders Meeting

SIGNATURES

Fiat S.p.A. Board of Directors Meeting: 2004 Annual Report and calling of Stockholders Meeting

The Financial Statements of Fiat S.p.A. show a net loss of approximately 950 million euros (2.4 billion euros in 2003). The consolidated loss amounts to 1.5 billion euros (1.9 billion euros in 2003).
The Stockholders Meeting is convened for May 10, 2005 (on second call).

The Board of Directors of Fiat S.p.A. met today under the Chairmanship of Luca Cordero di Montezemolo to review the Report on Operations and the Financial Statements for the 2004 fiscal year.

The Financial Statements of Fiat S.p.A. for the fiscal year ended December 31, 2004 show a net loss of approximately 950 million euros compared with a loss of 2.4 billion euros in 2003. The 2004 loss is mainly attributable to the net investment result, negatively impacted by the loss posted in the Automobile Sector, only partially offset by other nonrecurring income. A motion will be presented to the forthcoming Stockholders Meeting to carry forward the 2004 loss.

The Board of Directors also approved the Consolidated Financial Statements that, as already announced on February 28, 2005, showed a consolidated net loss of 1,548 million euros (1.9 billion euros in 2003). Consolidated net financial position was negative at 4,961 million euros and the proforma net financial position, calculated as envisaged in the Convertible Facility Agreement, exceeded the limit of 3.6 billion euros, without however taking into account the receipt of a total of 1.55 billion euros as a result of the agreement reached with General Motors on February 13, 2005. The Lending Banks have the right, under the terms and conditions of the Convertible Agreement, to proceed with the conversion of the facility into capital for an amount up to 2 billion euros.

The Board of Directors also examined the project for the establishment of Fiat Powertrain Technologies, a new industrial unit that will integrate all Fiat Group activities in the area of engines and transmissions.

Finally, the Board of Directors convened a Stockholders Meeting for the approval of the Financial Statements, to be held on May 10 on second call, as usual.

Turin, March 24, 2005

The main effects that the adoption of IAS/IFRS will have for the Group will be presented on March 30, 2005 during a “conference call”. The call may be accessed live at the Group website www.fiatgroup.com, where related documents will also be made available.
The Annual Report will also be made available on the same day.

FIAT S.P.A - BALANCE SHEET
■ ASSETS
December 31, 2004 (in euros)				December 31, 2003 (in euros)
FIXED ASSETS
Intangible fixed assets
Start-up and expansion costs		41,726,538		56,916,950
Concessions, licenses, trademarks and similar rights		54,868		97,891
Intangible assets in progress and advances		185,759		180,080
Other intangible fixed assets		8,187,824		19,422,996
Total			50,154,989		76,617,917
Property, plant and equipment
Land and buildings		35,831,465		37,187,059
Plant and machinery		2,887,128		3,881,608
Other assets		4,766,873		4,169,698
Total			43,485,466		45,238,365
Financial fixed assets
Investments in:
Subsidiaries		5,122,130,119		7,143,056,463
Other companies		126,730,177		139,075,478
Total investments			5,248,860,296		7,282,131,941
Other securities			74,180		74,672
Total			5,248,934,476		7,282,206,613
TOTAL FIXED ASSETS			5,342,574,931		7,404,062,895
CURRENT ASSETS
Inventories
Contract work in progress		91,261,958		74,402,481
Advances to suppliers		7,053,456,999		5,162,514,994
Total			7,144,718,957		5,236,917,475
Receivables
Trade receivables (*)		350,602,953		198,904,177
Receivables from subsidiaries		25,250,689		16,437,527
Tax receivables (**)		288,901,943		404,210,624
Deferred tax assets		277,000,000
Receivables from others (***)		32,795,820		75,013,535
Total			974,551,405		694,565,863
Financial assets not held as fixed assets
Treasury stock (total par value 21,920,095 euros)			26,413,309		28,044,570
Financial receivables:
From subsidiaries			2,320,580,431		1,436,664,083
Total			2,346,993,740		1,464,708,653
Cash
Bank and post office accounts		324,705		245,921
Cheques		-		1,200
Cash on hand		554		487
Total			325,259		247,608
TOTAL CURRENT ASSETS			10,466,589,361		7,396,439,599
ACCRUED INCOME AND PREPAID EXPENSES			6,881,119		11,560,153
■ TOTAL ASSETS			15,816,045,411		14,812,062,647

(*)	Amounts due within one year Amounts due beyond one year		350,318,902 284,051		198,594,303 309,874
(**)	Amounts due within one year Amounts due beyond one year		286,720,362 2,181,581		401,752,997 2,457,627
(***)	Amounts due within one year Amounts due beyond one year		32,735,791 60,029		74,990,162 23,373

FIAT S.P.A - BALANCE SHEET
■ LIABILITIES AND STOCKHOLDERS’ EQUITY
December 31, 2004 (in euros)				December 31, 2003 (in euros)
STOCKHOLDERS’ EQUITY
Capital stock			4,918,113,540		4,918,113,540
Additional paid-in capital			-		278,962,232
Revaluation reserve under Law No. 413 of 12/30/91			22,590,857		22,590,857
Legal reserve			446,561,762		659,340,011
Treasury stock valuation reserve			26,413,309		28,044,570
Other reserves
Extraordinary reserve		1,631,261		112,253,587
Reserve for purchase of treasury shares		-		971,955,430
Out-of-period income reserve under Art. 55, Presidential Decree No. 917 of 12/22/86 (Article 18, Law No. 675 of 8/12/77)		-		1,914,925
Reserve for grants under Article 102, Presidential Decree No. 1523 of 6/30/67		-		17,693,098
Reserve for capital grant under Regional Law No. 19/84		-		122,780
			1,631,261		1,103,939,820
Retained earnings			-		763,109,624
Net loss			(949,100,522)		(2,358,789,924)
TOTAL STOCKHOLDERS’ EQUITY			4,466,210,207		5,415,310,730
RESERVES FOR RISKS AND CHARGES
Reserve for pensions and similar obligations			19,273,212		23,964,546
Other reserves			29,738,650		31,018,247
TOTAL RESERVES FOR RISKS AND CHARGES			49,011,862		54,982,793
RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES			11,616,488		14,112,307
PAYABLES
Borrowings from banks (*)			3,060,245,135		3,030,000,204
Advances			7,336,405,933		5,371,031,598
Trade payables			501,654,329		399,485,100
Payables to subsidiaries			222,730,082		402,819,172
Payables to controlling company			234,360		-
Taxes payable			8,986,970		10,701,921
Social security payable			2,797,294		2,344,037
Other payables (**)			26,484,115		18,997,465
TOTAL PAYABLES			11,159,538,218		9,235,379,497
ACCRUED EXPENSES AND DEFERRED INCOME			129,668,636		92,277,320
■ TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY			15,816,045,411		14,812,062,647

Payables are intended to be due within the subsequent fiscal year, except the following:
(*)	Amounts due within one year Amounts due beyond one year		3,060,245,135 -		204 3,030,000,000
(**)	Amounts due within one year Amounts due beyond one year		13,491,702 12,992,413		7,188,656 11,808,809

FIAT S.P.A - STATEMENT OF OPERATIONS

2004 (in euros)			2003 (in euros)
VALUE OF PRODUCTION
Revenues from sales and services		59,775,406		73,271,898
Change in contract work in progress		16,859,476		20,038,288
Other income and revenues		11,851,617		19,217,446
TOTAL VALUE OF PRODUCTION		88,486,499		112,527,632
COSTS OF PRODUCTION
Raw materials, supplies and merchandise		423,376		384,685
Services		109,849,162		99,821,396
Leases and rentals		949,056		735,001
Personnel
Wages and salaries	29,980,662		41,480,282
Social security contributions	9,873,787		12,845,132
Employee severance indemnities	4,088,328		30,443,304
Employee pensions and similar obligations	2,189,912		5,101,776
Other costs	6,745,987		7,664,954
		52,878,676		97,535,448
Amortization, depreciation and writedowns
Amortization of intangible fixed assets	26,496,908		26,522,758
Depreciation of property, plant and equipment	3,220,295		3,250,914
		29,717,203		29,773,672
Other operating costs		13,451,449		14,491,726
TOTAL COSTS OF PRODUCTION		207,268,922		242,741,928
DIFFERENCE BETWEEN THE VALUE AND COSTS OF PRODUCTION		(118,782,423)		(130,214,296)
FINANCIAL INCOME AND EXPENSES
Investment income
Subsidiaries	676,123,797		397,034,992
Other companies	6,433,015		2,892,475
		682,556,812		399,927,467
Other financial income
From securities held as fixed assets other than equity investments	2,467		2,556
Other income
Subsidiaries	63,019,390		40,523,699
Others	9,955,470		13,215,790
	72,974,860		53,739,489
		72,977,327		53,742,045
Interest and other financial expenses
Subsidiaries	17,686,797		16,787,602
Others	192,535,010		206,355,568
		210,221,807		223,143,170
Foreign exchange gains and losses		283,349		604,146
TOTAL FINANCIAL INCOME AND EXPENSES		545,595,681		231,130,488

FIAT S.P.A - STATEMENT OF OPERATIONS

2004 (in euros)				2003 (in euros)
ADJUSTMENTS TO FINANCIAL ASSETS
Writedowns
Equity investments		1,639,152,526		2,373,625,928
Securities among current assets other than equity investments		1,631,261		5,076,490
TOTAL ADJUSTMENTS			(1,640,783,787)		(2,378,702,418)
EXTRAORDINARY INCOME AND EXPENSES
Income
Gains on disposals		28,000		106,366
Other income		1,551,187		88,482
			1,579,187		194,848
Expenses
Losses on disposals		428,922		-
Taxes relating to prior years		-		2,440,787
Other expenses		14,721,837		18,093,821
			15,150,759		20,534,608
TOTAL EXTRAORDINARY INCOME AND EXPENSES			(13,571,572)		(20,339,760)
INCOME (LOSS) BEFORE TAXES			(1,227,542,101)		(2,298,125,986)
Income taxes	)		(278,441,579)		60,663,938
NET GAIN (LOSS)			(949,100,522)		(2,358,789,924)

FIAT S.p.A. - Analysis of cash flow
(in thousands of euros)			2004	2003
A.	Initial short-term financial assets		1.303.578	1.359.994
B.	Cash flow - operating activities
	Income (loss) for the fiscal year		(949.101)	(2.358.790)
	Depreciation and amortization		29.717	29.774
	Losses (gains) on disposals of fixed assets		595	(1.462)
	Income from reimbursement of principal IHF - Internazionale Holding Fiat S.p.A.		(606.124)	-
	Writedowns of equity investments		1.639.153	2.369.573
	Net change in reserve for employee severance indemnities and other reserves		(8.466)	(21.367)
	Changes in capital stock		31.415	(196.675)
			137.189	(178.947)
C.	Cash flow - investing activities
	Investments in fixed assets
	Equity investments		(253.964)	(1.602.430)
	Other fixed assets		(2.711)	(59.154)
	Selling price, or redemption value, of long-term investments		1.254.823	3.665
			998.148	(1.657.919)
D.	Cash flow - financing activities
	Contributions by stockholders		-	1.835.986
	Changes in reserves		-	4.464
	Other changes		30.000	30.000
	Repayment of borrowings		(250.000)	(90.000)
			(220.000)	1.780.450
E.	Net cash flow for the period	(B+C+D)	915.337	(56.416)
F.	Final short-term financial assets	(A+E)	2.218.915	1.303.578
N.B. The short-term financial assets include the financial receivables from subsidiaries and cash, net of payables to subsidiaries for the VAT receivable transferred to Fiat.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney